SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-A OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

August 6, 2008

Commission File Number 1-10284

Allied Irish Banks,

public limited company

(Exact name of registrant as specified in its charter)

Ireland

(Jurisdiction of incorporation or organization)

Bankcentre, Ballsbridge, Dublin 4, Ireland

(Address of principal executive offices)

Liam Kinsella, Company Secretary

Allied Irish Banks, p.l.c.

Bankcentre, Ballsbridge

Dublin 4, Ireland

Telephone no: +353 1 6600311

(Name, telephone number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

The Half-yearly Financial Report and the capitalization table attached to this Form 6-K as Exhibits 1.1 and 1.2, respectively, shall be incorporated by reference in the Registrant’s Registration Statement on Form F-3 (Registration No. 333-151361), including the prospectus, dated June 3, 2008 relating to the securities of the Registrant in each case as amended or supplemented from time to time. The Half-yearly Financial Report and the capitalization table attached to this Form 6-K were prepared for distribution in the United States.

Exhibit Index

Exhibit No.	Description
1.1	AIB Group Half-yearly Financial Report for the half-year June 30, 2008.

1.2	Capitalization table.